United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Vale clarifies on media article Rio de Janeiro, October 16th, 2025 – Regarding the media article published on October 15, 20251, Vale S.A. (“Vale” or the “Company”) clarifies that all terms and conditions of the proposal for the optional acquisition by the Company of the participating debenture of its 6th (sixth) issuance (“Offer” and “Debentures”, respectively) remain valid, as set forth in the offer documents previously disclosed on October 6, 20252 (“Offer Documents”). The Company reiterates that the acquisition price is R$42.00 per Debenture (“Acquisition Price”). The Acquisition Price is fixed and non-negotiable, representing a premium of approximately 15% over the closing price of the Debentures on the business day prior to the announcement of the Offer. Vale highlights the singularity of the Offer, which is the only voluntary tender offer for the Debentures made by the Company since their issuance in 19973. The intention to participate in the Offer is optional and available to all holders wishing to sell their securities, with no minimum or maximum quantity of Debentures required for participation. The Company undertakes to acquire all participating debentures for which a valid intention to sell is expressed and received by the end of the offer period, as set forth in the Offer Documents, which remains unchanged, i.e., until October 31, 2025, at 7:20 p.m. (Brasília time). Marcelo Feriozzi Bacci Executive Vice President, Finance and Investor Relations For further information, please contact: Vale.RI@vale.com Thiago Lofiego: thiago.lofiego@vale.com Mariana Rocha: mariana.rocha@vale.com Luciana Oliveti: luciana.oliveti@vale.com Pedro Terra: pedro.terra@vale.com Patricia Tinoco: patricia.tinoco@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. 1 Published by Bloomberg under the title “Investors seek better price in Vale’s buyback”. 2 Press Release titled “Vale informs the beginning of an offer for the optional acquisition of the participating debentures by the Company” and available here, and the Notice to Debenture Holders available here. 3 Considering the provisions introduced in the 4th Amendment to the “Private Instrument of Deed of Vale S.A.’s 6th (Sixth) Issuance of Participating Debentures”, approved at the Debenture Holders’ General Meeting held on March 19, 2021. Press Release

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: October 16, 2025		Director of Investor Relations